Exhibit 99.1

QR Energy Announces Preliminary Second Quarter 2014 Results and Provides Updated Outlook

HOUSTON, TX – (BUSINESS WIRE – July 24, 2014) – QR Energy, LP (“QRE” or “QR Energy”) (NYSE: QRE) announced today its preliminary operating and financial results for the second quarter of 2014 and provided third quarter 2014 and full-year guidance. The preliminary results provided herein are subject to review by QR Energy’s independent auditors.

QR Energy and Breitburn Energy Partners LP (“Breitburn”)(NASDAQ: BBEP) also announced today the signing of a definitive merger agreement pursuant to which Breitburn will merge with QR Energy in a unit-for-unit exchange valued at approximately $3.0 billion, including QR Energy’s existing net debt and the outstanding Class C Convertible Preferred Units. QR Energy has been designated one Board seat at closing.

Highlights for the Second Quarter 2014

•	Revenue was $133.3 million for the second quarter of 2014, a 9% increase over the first quarter of 2014

•	Average production of 20,264 Boe per day, up 8% from the first quarter, above stated guidance and comprised of approximately 71% crude oil and natural gas liquids

•	Adjusted EBITDA was $69.6 million, up 7% from the first quarter of 2014

•	Distributable Cash Flow was $34.9 million, a 13% increase over the first quarter of 2014

•	Distribution Coverage Ratio of 1.1x

Chief Executive Officer Alan L. Smith commented, “Our team achieved excellent results in the second quarter with the execution of our expanded capital program,

and we are very excited to announce a strategic combination with Breitburn that we believe will create significant value for our unitholders, both today and over the long-term. The combined company will be a stronger and more competitive MLP, with increased asset diversification and scale, and enhanced distribution stability, coverage and growth potential.”

Note: Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio are non-GAAP measures. Please see the definitions of these measures and the reconciliation to the most comparable measures calculated in accordance with GAAP in the “Non-GAAP Reconciliation” section of this press release.

Results for the Second Quarter 2014

•	Realized prices excluding commodity derivatives were $98.61 per barrel of oil, $4.58 per Mcf of natural gas and $34.56 per barrel of NGLs

•	Lease operating expenses were $22.23 per Boe and in-line with stated guidance range of $21.00 to $23.00 per Boe

•	Cash general and administrative expenses were $7.8 million, below the stated guidance range of $8.0 to $9.0 million

•	Total capital expenditures were $39.6 million; maintenance capital remained unchanged at $18 million

•	As of June 30, 2014, cash and equivalents were $6.4 million, and debt outstanding was approximately $1,012 million

Third Quarter and Full-Year Guidance

Based upon current estimates, QR Energy expects the following operating results for the third quarter and full year of 2014:

	3Q 2014	Full Year 2014
Average net daily production (Boed)	20,500 - 21,000	19,900 - 20,500
LOE and workover expense (per Boe)	$21.00 - $23.00	$21.00 - $23.00
Estimated maintenance capital expenditures ($ millions)	$18	$72
Estimated total capital expenditures ($ millions)	$55 - $60	$182
Cash and general administrative expenses ($ millions)	$8 - $9	$32 - $35

Commodity Derivatives

As of July 24, 2014, the notional volumes and prices of QR Energy’s commodity derivative contracts were as follows:

	Crude Oil
			Average		Floor	Ceiling	WTS/WTI	Avg. Discount
		Swaps	Price	Collars	Price	Price	Basis Swaps	to NYMEX-WTI
Term	Index	Bbls/d	($/Bbl)	Bbls/d	($/Bbl)	($/Bbl)	Bbl/d	($/Bbl)
2014	WTI	6,709	$95.30	425	$90.00	$106.50	2,400	($2.10)
2014	LLS	3,000	$99.62	—	—	—	—	—
2015	WTI	7,356	$93.74	1,025	$90.00	$110.00	—	—
2016	WTI	6,293	$90.03	1,500	$80.00	$102.00	—	—
2017	WTI	5,547	$86.23	—	—	—	—	—

“WTI” is West Texas Intermediate crude oil; “LLS” is Louisiana Light Sweet crude oil; “WTS” is West Texas Sour crude oil.

	Natural Gas
Term	Index	Swaps MMBtu/d	Average Price ($/MMBtu)	Collars MMBtu/d	Floor Price ($/MMBtu)	Ceiling Price ($/MMBtu)	Puts MMBtu/d	Average Price ($/MMBtu)	Basis Swaps MMBtu/d	Avg. Discount to NYMEX - HHub ($/MMBtu)
2014	Henry Hub	26,169	$6.13	4,946	$5.74	$7.51	—	—	17,046	($0.19)
2015	Henry Hub	7,191	$5.34	18,000	$5.00	$7.48	420	$4.00	14,400	($0.19)
2016	Henry Hub	11,350	$4.27	630	$4.00	$5.55	11,350	$4.00	—	—
2017	Henry Hub	10,445	$4.47	595	$4.00	$6.15	10,445	$4.00	—	—

Selected Operating Data

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	March 31, 2014	June 30, 2014	June 30, 2013
Production data:
Oil (MBbls)	1,072	1,008	2,080	1,785
Natural gas (MMcf)	3,259	2,844	6,103	5,799
NGLs (MBbls)	229	219	448	420

Total production (MBoe)	1,844	1,701	3,545	3,172
Average daily production (Boed)	20,264	18,900	19,586	17,525
Prices:
Average realized excluding commodity derivatives:
Crude oil (per Bbl)	$98.61	$95.75	$97.22	$96.77
Natural gas (per Mcf)	$4.58	$4.87	$4.75	$3.70
NGLs (per Bbl)	$34.56	$35.58	$35.06	$34.81

Please see the financial statements and related footnotes in QR Energy’s 10-Q which will be filed with the SEC.

Consolidated Statement of Operations

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	March 31, 2014	June 30, 2014	June 30, 2013
	(In thousands)
Revenues:
Oil sales	$105,706	$96,516	$202,222	$172,741
Natural gas sales	15,018	13,840	28,858	21,445
NGLs sales	7,915	7,791	15,706	14,620
Disposal, processing and other	4,667	4,476	9,143	1,510

Total Revenue	133,306	122,623	255,929	210,316

Operating Expenses:
Lease operating expenses	40,999	38,100	79,099	69,118
Production and other taxes	8,360	7,655	16,015	14,788
Processing and transportation	1,032	870	1,902	1,331

Total production expenses	50,391	46,625	97,016	85,237
Disposal and related expenses	3,714	3,994	7,708	—
Depreciation, depletion and amortization	30,756	29,836	60,592	57,478
Accretion of asset retirement obligations	2,179	2,134	4,313	3,490
General and administrative and other	9,461	10,155	19,616	20,194
Acquisition and transaction costs	651	3,655	4,306	620

Total operating expenses	97,152	96,399	193,551	167,019

Operating income	36,154	26,224	62,378	43,297

Other income (expense):
Gain (loss) on commodity derivative contracts, net	(65,757)	(23,165)	(88,922)	33,517
Loss on Deferred Class B unit obligation	(6,732)	(5,240)	(11,972)	—
Interest expense, net	(14,449)	(12,220)	(26,669)	(21,323)
Other income (expense), net	141	100	241	—

Total other income (loss), net	(86,797)	(40,525)	(127,322)	12,194

Income (loss) before income taxes	(50,643)	(14,301)	(64,944)	55,491
Income tax benefit (expense)	(257)	(95)	(352)	(51)
Net income (loss)	$(50,900)	$(14,396)	$(65,296)	$55,440

Less: Net income attributable to noncontrolling interest	$454	$214	$668	—
Net income (loss) attributable to QR Energy, LP	$(51,354)	$(14,610)	$(65,964)	$55,440

Net income (loss) per common unit	$(1.05)	$(2.86)	$(3.91)	$0.58
Adjusted EBITDA	$69,567	$64,801	$134,368	$124,377
Distributable Cash Flow	$34,856	$30,913	$65,769	$59,540

Note: Please see the financial statements and related footnotes in QR Energy’s 10-Q, as filed with the SEC. Adjusted EBITDA and Distributable Cash Flow are non-GAAP measures. Please see the definitions of these measures and the reconciliation to the most comparable measures calculated in accordance with GAAP in the “Non-GAAP Reconciliation” section of this press release.

Please see the financial statements and related footnotes in QR Energy’s 10-Q which will be filed with the SEC.

Non-GAAP Reconciliation

QR Energy defines Adjusted EBITDA as net income from which it adds or subtracts net interest expense (including gains and losses on interest rate derivative contracts), depreciation, depletion and amortization, accretion of asset retirement obligations, gains or losses due to effects of change in prices on natural gas imbalances, net gains or losses on commodity derivative contracts, net cash received or paid on the settlement of commodity derivative contracts, income tax expense or benefit, other income or expense, interest expense, impairments, non-cash general and administrative expense and acquisition and transaction costs, non-cash pension and postretirement expense or credit, and beginning with the third quarter 2013, noncontrolling interest amounts attributable to each of these items, which revert the calculation back to the Adjusted EBITDA attributable to QR Energy. Prior period results have been revised to conform to the current presentation.

QR Energy defines Distributable Cash Flow as Adjusted EBITDA less cash interest expense (including cash received or paid on interest rate derivative contracts), distributions on its preferred units, payments to its general partner in respect of its management incentive fee, or cash distributions made, to the general partner prior to the consummation of the GP Buyout Transaction, unless such payments relate to management incentive fees earned in prior periods, and estimated maintenance capital expenditures, which is calculated based on our estimate of the capital required to maintain QR Energy’s current production for five years, on average. This estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business.

QR Energy defines the Distribution Coverage Ratio for a given quarter as the ratio of Distributable Cash Flow per outstanding unit (including general partner units and Class B units and excluding preferred units) to the actual cash distribution payable per outstanding unit (including general partner units and Class B units and excluding preferred units). Holders of the preferred units may elect to convert the preferred units into common units at any time after October 3, 2013, or sooner upon QR Energy’s achievement of certain trading price criteria. Please see QR Energy’s 10-K for a more fulsome description of the terms of the preferred units.

Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are used by management of QR Energy to provide additional information related to the performance of QR Energy’s business. Adjusted EBITDA provides information about the cash flow generated by our assets, without regard to financing methods or historical cost basis and the ability of our assets to generate sufficient cash to pay interest costs and support our indebtedness. Distributable Cash Flow and the Distribution Coverage Ratio provide information comparing cash flows generated by us to cash distributions we expect to pay to our unitholders and indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. In addition, Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are quantitative standards used by external users of our financial statements such as investors, research analysts and others to assess QR Energy’s performance and liquidity without regard to capital structure. Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are not presentations made in accordance with GAAP. Because Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio exclude some, but not all, items that affect net income and are defined differently by different companies in our industry, our definitions may not be comparable to similarly titled measures of other companies. Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio have important limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	March 31, 2014	June 30, 2014	June 30, 2013
	(In thousands, except ratios)
Reconciliation of net income to Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio:
Net income	$(50,900)	$(14,396)	$(65,296)	$55,440
Plus:
Loss (gain) on commodity derivative contracts, net	65,757	23,165	88,922	(33,517)
Cash received (paid) to settle commodity derivative contracts, net	(1,164)	1,206	42	16,745
Loss on Deferred Class B unit obligation	6,732	5,240	11,972	—
Loss (gain) on effect of change in prices on gas imbalances	(101)	250	149	(439)
Depletion, depreciation and amortization	30,756	29,836	60,592	57,478
Accretion of asset retirement obligations	2,179	2,134	4,313	3,490
Interest expense	14,449	12,220	26,669	21,323
Other income	(141)	(100)	(241)	—
Income tax expense (benefit)	257	95	352	51
Non-cash general and administrative expense and acquisition and transaction costs	2,307	5,398	7,705	3,806
Noncontrolling interest	(564)	(247)	(811)	—

Adjusted EBITDA	$69,567	$64,801	$134,368	$124,377

Less:
Cash interest expense	(13,211)	(12,388)	(25,599)	(22,571)
Estimated maintenance capital expenditures(1)	(18,000)	(18,000)	(36,000)	(34,000)
Distributions to preferred unitholders	(3,500)	(3,500)	(7,000)	(7,000)
Management incentive fee(2)	—	—	—	(1,266)

Distributable Cash Flow(3)	$34,856	$30,913	$65,769	$59,540

Distributions to unitholders (other than holders of preferred units)(2)	$32,123	$31,911	$64,034	$63,965
Distribution Coverage Ratio	1.1x	1.0x	1.0x	0.9x

(1)	Maintenance capital expenditures are those needed on average to maintain production over a five-year period.
(2)	On March 2, 2014, we completed a transaction (the “GP Buyout Transaction”) related to our general partner interest by and among the Partnership, the general partner, QR Holdings (QRE), LLC and QR Energy Holdings, LLC (together, the “QR Parties”), the former owners of our general partner, whereby (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests, to the QR Parties in in up to four equal installments during the next six calendar years starting with this year.
(3)	Prior to any retained cash reserves established by QR Energy’s general partner’s board of directors.

Please see the financial statements and related footnotes in QR Energy’s 10-Q which will be filed with the SEC.

Quarterly Report on Form 10-Q

QR Energy’s financial statements and related footnotes will be available in the 10-Q for the quarter ended June 30, 2014, which QR Energy expects to file with the SEC in early August. The 10-Q will be available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com or on the SEC website at www.sec.gov.

Webcast and Conference Call

QR Energy will host a webcast and conference call Thursday, July 24, 2014 at 9:30 a.m. central time to discuss these results.

Interested parties may join the webcast by visiting QR Energy’s Investor Relations website at http://ir.qrenergylp.com and clicking on the webcast link or the conference call by dialing (877) 861-4516 or (706) 679-6295 five minutes before the call begins and providing the conference ID 78344267.

The webcast will be available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com for 14 days following the call and a telephonic replay will be available for 7 days following the call by dialing (855) 859-2056 or (404) 537-3406 and providing the conference ID 78344267.

Guidance

The guidance set forth is subject to all cautionary statements and limitations described below and under the “Forward-Looking Statements” section of this press release. In addition, estimates for QR Energy’s future production volumes are based on, among other things, assumptions of capital expenditure levels and the assumption that market demand and prices for oil and natural gas will continue at levels that allow for economic production of these products. The production, transportation and marketing of oil and natural gas are extremely complex and are subject to disruption due to transportation and processing availability, mechanical failure, human error, weather and numerous other factors. Estimates are based on certain other assumptions, such as well performance, which may vary significantly from QR Energy’s assumptions. Operating costs, which include major maintenance costs, vary in response to changes in prices of services and materials used in the operation of properties and the amount of maintenance required. Operating costs, including taxes, utilities and service company costs, move directionally with increases and decreases in commodity prices and QR Energy cannot fully predict such future commodity prices or operating costs. Capital expenditures are based on current expectations as to the level of capital expenditures that will be justified based upon the other assumptions set forth below as well as expectations about other operating and economic factors not set forth below. The guidance set forth below does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Rather, the guidance simply sets forth QR Energy’s best estimate today for these matters. Estimates are based upon current expectations about the future and based upon both stated and unstated assumptions. Actual conditions and assumptions may change over the course of the year.

Additional Information about the Proposed Transactions

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations;

inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this press release to reflect subsequent events or circumstances.

About QR Energy, LP

QR Energy, LP is a publicly traded partnership engaged in the acquisition, production and development of onshore crude oil and natural gas properties in the United States. QR Energy is headquartered in Houston, Texas. For more information, visit QR Energy’s website at www.qrenergylp.com.

Investor Contacts:

Josh Wannarka

Director of Investor Relations

(713) 452-2990

Cedric W. Burgher

Chief Financial Officer

(713) 452-2200